PRACTUS

November 5, 2019

Ms. Alison T. White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PFS Funds Trust (the “Trust”) (File Nos. 333-94671 and 811-09781)

Dear Ms. White:

     On June 19, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 176 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 176 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Alpha Fiduciary Quantitative Strategy Fund (the “Fund”) as a new portfolio series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1. Comment: Please add the Fund’s ticker symbol to the prospectus and statement of additional information. In addition, update the Edgar filing system to include that information as well.

    Response: The Trust has complied with your request.

2. Comment: Please add a statement to the “Portfolio Turnover” section of the prospectus explaining why no portfolio turnover rate is stated.

    Response: The Trust added a statement explaining that the fund is new, so it does not have a portfolio turnover rate to report at this time.

3. Comment: Will the Fund invest in leveraged ETFS? If so: (1) Please disclose the extent to which the Fund may invest in leveraged ETFs. Will more than 25% of the Fund's assets be invested in a single leveraged or inverse ETF at one time? If so, we may have additional comments. (2) Whether or not a principal investment strategy, disclose how often the Fund must rebalance the inverse/leveraged ETF positions. If the rebalancing does not occur daily, then please disclose why not. Also, please disclose the risk of holding the position for longer than one day.

JOHN H. LIVELY I MANAGING PARTNER 11300 Tomahawk Creek Pkwy I Ste. 310 I Leawood, KS 66211 I p: 913.660.0778 I c: 913.523.6112 Practus, LLP I John.Lively@Practus.com I Practus.com

Ms. White U.S. Securities and Exchange Commission November 5, 2019

    Response: The Fund does not anticipate investing in leveraged ETFs at this time.

4. Comment: Consider adding risk disclosure regarding the Fund’s potential large cash positions and investments in short-term debt securities.

    Response: The Trust has added “asset segregation risk” to the principal risk section of the prospectus.

Asset Segregation Risk. The Fund must segregate liquid assets, or engage in other measures, to “cover” open positions with respect to the futures contracts in which it invests. Accordingly, the Fund will typically maintain a substantial amount of its assets in cash and cash equivalents as required under SEC rules. There is a possibility that segregation involving a large percentage of the Fund’s assets could impeded portfolio management and, ultimately, the Fund’s ability to meet its investment objective.

5. Comment: Please revise the following sentence to make it Plain English.

“The investment model tends to have an increasingly positive view on the S&P 500 as the market trades towards the upper end its intermediate trading range and an increasingly negative view on the S&P 500 when the market trades toward the lower end of its intermediate trading range.”

    Response: The Trust has revised the disclosure to the following:

“The investment model tends to overweight the equity markets as the market moves towards the upper end of its intermediate trading range and underweight the equity markets when the market trades toward the lower end of its intermediate trading range.”

6. Comment: Please revise the following sentence to make it Plain English.

“The size of the Fund’s position in equity index futures will primarily be related to the strength of the overall trend identified by the quantitative investment model as well as its forecasted risk.”

    Response: The Trust has revised the disclosure to the following:

“The Fund adjusts its equity index futures exposure based on the strength of signals from the quantitative investment model.”

7. Comment: The Fund states in the principal investment strategy section of the prospectus that it may invest a significant portion of its assets in a sector. Does the Fund intend to focus its investments in a sector?

    Response: The Trust has revised the disclosure to the following:

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Ms. White U.S. Securities and Exchange Commission November 5, 2019

Sector Risk. Sector risk is the possibility that all stocks within the same group of industries will decline in price due to sector-specific market or economic developments. The Fund may emphasize certain sectors at various times including, among others, information technology. To the extent the Fund is overweighted in the information technology sector, it will be affected by such things as government regulation, intense competition and/or rapid obsolescence.

8. Comment: The Fund includes in its principal risk discussion the risk of investing in fixed income securities. Where does the Fund discuss fixed income investing in the principal investment strategy section of the prospectus? If it is not mentioned in the principal investment strategy section, please remove it as a principal risk.

    Response: The Fund states, as part of its principal investment strategy, it may hold significant amounts of U.S. Treasuries or short-term investments, including money market funds, cash and time deposits. As a result of the Fund’s investment in these securities, the Trust decided to include fixed income investment risks in the principal risk discussion.

9. Comment: Given your statement that "[t]he Fund may invest a significant percentage of its assets in a single ETF and/or money market fund, and at times may hold only one such position along with a cash or cash equivalent position”, please explain whether Rule 140 applies, and if so how you intend to comply.

    Response: The Trust has revised the disclosure to address your comment by noting that the Fund may invest in a limited number of securities.

10. Comment: On page 19 of the prospectus, please consider adding more information on how the Fund would administer a Redemption In-Kind. For example, will the Fund handle a redemption in-kind on a pro-rata basis or will it select certain marketable securities.

     Response: The Trust has removed the Redemption In-Kind language as it relates to this Fund.

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     Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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